Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$3,200,000.00	$125.76

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $858,050.84 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $125.76 is offset against the registration fee due for this offering and of which $857,925.08 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 750-I dated April 22, 2008 and underlying supplement no. 1240 dated April 22, 2008	Registration Statement no. 333-134553 Dated May 2, 2008 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$3,200,000

Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund

Summary Description

The Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund (the “Notes”) are designed for investors who want to express a moderately bullish view towards the MSCI EAFE Index® through an investment linked to the iShares® MSCI EAFE Index Fund (the “Index Fund”). The Notes are designed for investors who seek buffered risk and potentially enhanced returns, from the Pricing Date to the Valuation Date, on the Index Fund. Investments (like the Notes) that are partially buffered against market declines can help reduce portfolio risk while maintaining enhanced participation in equities. If the closing share price of the Index Fund on the Final Valuation Date is above the Initial Share Price, at maturity investors will receive their principal plus a positive return equal to two times the Share Return, up to the Maximum Gain of 34.00%. If the closing share price of the Index Fund on the Final Valuation Date is at or below the Initial Share Price, at maturity investors will be protected against the first 10% decline in the closing share price of the Index Fund from the Initial Share Price and will lose 1.11111% of their principal for each 1% by which the absolute value of the negative Share Return exceeds 10%. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Index Fund declines by more than 10%, must be willing to lose some or all of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Price:	$1,000 per Note
Issue Size:	$3,200,000
Pricing Date:	May 2, 2008
Settlement Date:	May 7, 2008
Final Valuation Date:	May 4, 2010††
Maturity Date:	May 7, 2010††
Term:	2 years
Index Fund:	iShares® MSCI EAFE Index Fund
Underlying Shares:	Shares of the Index Fund
Underlying Index:	MSCI EAFE Index®
Payment at Maturity:

If the Final Share Price is above the Initial Share Price, you will receive a cash payment that provides you with a return on your investment equal to the Share Return multiplied by the Participation Rate, subject to the Maximum Gain of 34.00%. If the product of the Share Return and the Participation Rate is greater than the Maximum Gain, you will receive $1,000 × (100% + Maximum Gain) per $1,000 principal amount Note, which would entitle you to a maximum payment at maturity of $1,340.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Share Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Share Return × Participation Rate)

provided, however, that in no event will you receive more than $1,340.00 per $1,000 principal amount Note.

If the Final Share Price is equal to or below the Initial Share Price by a percentage amount equal to or less than the Buffer Amount, your principal will be fully protected. Accordingly, if the Share Return is zero or negative, but greater than or equal to -10%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

If the Final Share Price is below the Initial Share Price by more than the Buffer Amount, your investment will have leveraged downside exposure to any decline in the Share Price beyond the Buffer Amount. If the Final Share Price is below the Initial Share Price by more than 10%, for every 1% decline of the Share Price beyond 10%, you will lose an amount equal to 1.11111% per $1,000 principal amount Note. Accordingly, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Share Return + 10%) × Leverage Factor]

You will lose some or all of your investment at maturity if the Final Share Price is below the Initial Share Price by more than 10%.

Participation Rate:	200%, subject to the Maximum Gain

Buffer Amount:	10%
Maximum Gain:	34.00%
Leverage Factor:	1.11111
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	$76.48, which was the closing price per share of the Index Fund (the “Share Price”) on the Pricing Date, divided by the Share Adjustment Factor.
Final Share Price:	The Share Price on the Final Valuation Date.
Share Adjustment Factor:	1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 750-I for further information about these adjustments.
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	5252M0FS1
ISIN:	US5252M0FS13

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity”, in the accompanying product supplement no. 750-I.

Investing in the Buffered Return Enhanced Notes Linked to the iShares® MSCI EAFE Index Fund involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 750-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1240 and “ Selected Risk Factors” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 750-I, underlying supplement no. 1240 or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$15.00	$985.00
Total	$3,200,000.00	$48,000.00	$3,152,000.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive a fee of 1.50% of the principal amount of the Notes and will use those fees to allow selling concessions to one or more brokers and/or dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

May 2, 2008	MTNI809

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 750-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 1240 (which describes the Index Fund, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 750-I, underlying supplement no. 1240, this pricing supplement and any other relevant terms supplement for complete details. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 750-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 750-I and “Risk Factors” in the accompanying underlying supplement no. 1240, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 750-I dated April 22, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508086909/d424b2.htm

•	Underlying supplement no. 1240 dated April 22, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508086911/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc. and not to any of its affiliates.

Selected Purchase Considerations

•

Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Share Return by the Participation Rate of 200%, up to the Maximum Gain of 34.00%, or $340.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline of up to 10% from the Initial Share Price. If the Final Share Price represents a decline of more than 10% from the Initial Share Price, for every 1% decline of the Index Fund beyond 10%, you will lose an amount equal to 1.11111% of the principal amount of your Notes.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of Sidley Austin LLP, it is reasonable to treat a Note as a cash-settled financial contract for U.S. federal income tax purposes.

Potential Application of the Constructive Ownership Rules. A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the Underlying Shares). Under the “constructive ownership” rules, if an investment in the Notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a United States holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”)) of the United States holder, determined as if the United States holder had acquired the Underlying Shares on the original issue date of the Note at fair market value and sold them at fair market value on the Maturity Date (if the Note was held until the Maturity Date) or on the date of sale or exchange of the Note (if the Note was sold or exchanged prior to the Maturity Date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the United States holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the Note).

Although the matter is not clear, there exists a substantial risk that an investment in the Notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a United States holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the United States holder in respect of a Note over (ii) the “net underlying long-term capital gain” such United States holder would have had if such United States holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the Note for an amount equal to the “issue price” of the Note and, upon the date of sale, exchange, settlement or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, United States holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the Notes should be required to accrue income on a current basis over the term of the Notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Code (as described above). It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the Notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 750-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 750-I.

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 750-I and in the “Risk Factors” section of the accompanying underlying supplement no. 1240. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances. Investing in the Notes is not equivalent to taking a direct leveraged long position in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of principal at maturity. The return on the Notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Share Return is positive or negative. You will lose 1.11111% per $1,000 principal amount Note for every 1% that the Final Share Price declines beyond the 10% buffer as compared to the Initial Share Price. YOU MAY LOSE ALL OF YOUR PRINCIPAL IF THE SHARE PRICE DECLINES.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Gain: The appreciation potential of the Notes is limited by the Maximum Gain of 34.00%. As a result, you will not participate in any increase in the Share Price, from the Initial Share Price to the Final Share Price, that is greater than an increase of 17.00% (which is the Share Return that corresponds on a leveraged basis to the Maximum Gain).

•

No Assurances of Positive-Return Environment: While the Notes are structured to provide potentially enhanced returns in a positive-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks held by the Index Fund or stocks included in the Underlying Index would have.

•

Differences Between the Index Fund and the Underlying Index: The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the relevant exchange and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of up to $15.00 per note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Price per Share of the Index Fund or the Value of the Notes: We, our affiliates and our agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, and we, our affiliates and our agents express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the MSCI EAFE Index®: We are not affiliated with any of the companies whose stock is represented in the Underlying Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Underlying Index or your Notes. None of the money you pay us will go to any of the companies represented in the Underlying Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

A Market Disruption Event on a Day that Would Otherwise be a Final Valuation Date Will Delay Settlement of the Notes: If a market disruption event occurs on a day that would otherwise be a Final Valuation Date, settlement of the Notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to 8 trading days following the Maturity Date.

•

Creditworthiness of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings, Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

The Final Share Price May be Below the Share Price on the Maturity Date or at Other Times during the Term of the Notes: Because the Final Share Price is calculated based on the Share Price on the Final Valuation Date and not on the Maturity Date or any other date during the term of the notes, significant volatility in the Share Price at or around the time of the Final Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the Share Price on the Final Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the Share Price on any date or dates subsequent to the Final Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested directly in the Index Fund, the stocks held by the Index Fund or the stocks included in the Underlying Index, the value of which could be realized on any date or dates other than, or in addition to, the Final Valuation Date.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the closing price of the Index Fund on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 750-I and the accompanying underlying supplement no. 1240.

•

An Investment in the Notes is Subject to Risks Associated with Non-U.S. Securities Markets: The Index Fund contains stocks that have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

•	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

•

Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Share Adjustment Factor for certain adjustment events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

Hypothetical Examples of Amounts Payable upon Maturity

The following table illustrates the hypothetical payment amount on the Notes at maturity, for a hypothetical range of performance of the Index Fund for a Share Return of –100% to 100%. The table reflects the Initial Share Price of $76.48, the Maximum Gain of 34.00%, the Participation Rate of 200% and the Leverage Factor of 1.11111. The hypothetical examples assume the Share Adjustment Factor remains constant at 1.0. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Share Return at Maturity	Hypothetical Final Share Price	Hypothetical Payment at Maturity	Hypothetical Total Return at Maturity	Hypothetical Annualized Return
-100%	$0.00	$0.00	-100.00%	-100.00%
-75%	$19.12	$277.78	-72.22%	-47.30%
-50%	$38.24	$555.56	-44.44%	-25.46%
-45%	$42.06	$611.11	-38.89%	-21.83%
-40%	$45.89	$666.67	-33.33%	-18.35%
-35%	$49.71	$722.22	-27.78%	-15.02%
-30%	$53.54	$777.78	-22.22%	-11.81%
-25%	$57.36	$833.33	-16.67%	-8.71%
-20%	$61.18	$888.89	-11.11%	-5.72%
-15%	$65.01	$944.44	-5.56%	-2.82%
-10%	$68.83	$1,000.00	0.00%	0.00%
-5%	$72.66	$1,000.00	0.00%	0.00%
0%	$76.48	$1,000.00	0.00%	0.00%
5%	$80.30	$1,100.00	10.00%	4.88%
10%	$84.13	$1,200.00	20.00%	9.54%
15%	$87.95	$1,300.00	30.00%	14.02%
20%	$91.78	$1,340.00	34.00%	15.76%
25%	$95.60	$1,340.00	34.00%	15.76%
30%	$99.42	$1,340.00	34.00%	15.76%
35%	$03.25	$1,340.00	34.00%	15.76%
40%	$107.07	$1,340.00	34.00%	15.76%
45%	$110.90	$1,340.00	34.00%	15.76%
50%	$114.72	$1,340.00	34.00%	15.76%
75%	$133.84	$1,340.00	34.00%	15.76%
100%	$152.96	$1,340.00	34.00%	15.76%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: If the Share Return is positive and two times the Share Return exceeds the Maximum Gain, you will receive $1,340.00 per $1,000.00 principal amount Note (a Maximum Gain of 34.00%).

Hypothetical Final Share Price is $91.78, 20% more than the Initial Share Price
$91.78 – $76.48 $76.48	= Share Return = 20%	(20.00%) × 2 = 40.00%
Hypothetical Return on Notes = 34.00% (capped at the Maximum Gain on Notes)
Hypothetical Payment at Maturity = $1,340.00

Example 2: If the Share Return is positive and two times the Share Return does not exceed the Maximum Gain, you will receive your $1,000.00 principal amount plus a return equal to two times the Share Return.

Hypothetical Final Share Price is $84.13, 10% more than the Initial Share Price
$84.13 – $76.48 $76.48	= Share Return = 10%	(10.00%) × 2 = 20.00%
Hypothetical Return on Notes = 20.00%
Hypothetical Payment at Maturity = $1,200.00%

Example 3: If the Share Return is between 0% and -10% (inclusive), you will receive your $1,000.00 principal amount but no additional return.

Hypothetical Final Share Price is $72.66, 5% less than the Initial Share Price
$72.66 – $76.48 $76.48	= Share Return = -5%	Since the Share Return is between 0% and -10% (inclusive), you will receive your full principal amount at maturity.
Hypothetical Return on Notes = 0.00%
Payment at Maturity = $1,000.00

Example 4: If the Share Return is negative and less than -10%, you will lose 1.11111% of your $1,000.00 principal amount for every 1% decline in the Share Price beyond 10%.

Hypothetical Final Share Price is $53.54, 30% less than the Initial Share Price
$53.54 – $76.48 $76.48	= Share Return = -30%	Since the Share Return is less than -10%, your principal will be reduced by 1.11111% for every 1% decline in the Share Price beyond the Buffer Amount of 10%.
Hypothetical Return on Notes = -22.22%
Payment at Maturity = $777.78

Historical Information

We obtained the various Share Prices below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical Share Prices should not be taken as an indication of future performance, and no assurance can be given as to the Share Price on the Final Valuation Date. We cannot give you assurance that the performance of the Index Fund will result in a Payment at Maturity.

The following graph sets forth the historical performance of the Index Fund based on the daily Share Price from May 2, 2003 through May 2, 2008. The Share Price on May 2, 2008 was $76.48.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the Notes, up to $480,000 additional aggregate principal amount of Notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional Notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $3,680,000, $55,200 and $3,624,800, respectively.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.